Filed Pursuant to Rule 433

Registration No. 333-115405

$125,000,000 5.65% SENIOR NOTES DUE NOVEMBER 1, 2017

FINAL TERMS AND CONDITIONS

Issuer:	Wisconsin Public Service Corporation
Issue Format:	SEC Registered
Ratings:	Aa3/A (Stable/Stable)
Note Type:	Fallaway First Mortgage Bonds
Total Principal Amount:	$ 125,000,000
Pricing Date:	November 13, 2007
Settlement Date:	November 20, 2007
Maturity Date:	November 1, 2017
Interest Payment Dates:	Each May 1 and November 1, commencing on May 1, 2008
Reference Benchmark:	UST 4.25% due November 15, 2017
Benchmark Price:	99-28+
Benchmark Yield:	4.264%
Re-offer Spread:	+140 bps
Re-offer Yield:	5.664%
Coupon:	5.65%
Re-offer / Issue Price:	99.898%
Make-Whole Call:	T+20 bps
Minimum Denominations:	$1,000 x $ 1,000
Use of Proceeds:	Pay costs of construction or acquisition of capital assets; retire short-term indebtedness for construction, acquisition and other public utility purposes; or other corporate utility purposes
CUSIP:	976843BF8
Joint Bookrunners:	UBS Investment Bank, Wachovia Securities
Co-Managers:	ABN AMRO Incorporated, Lazard Capital Markets

Correction to Base Prospectus: Please note that there is a mistake in the first paragraph on page 8 of the base prospectus included in the November 13, 2007 preliminary prospectus relating to this offering in the section captioned “Description of the Senior Debt Securities—Limitation on Liens.” The percentages in the last line of that paragraph should have been 10%, not 15%, so that the paragraph reads as follows:

“In addition, the restriction on liens described in this section will not apply to our issuance, assumption or guarantee of Debt secured by any liens that would otherwise be subject to that restriction up to an aggregate amount which, together with all of our other secured Debt (not including secured Debt permitted under any of the exceptions described above) and the Value of

Sale and Lease-Back Transactions existing at that time (other than Sale and Lease-Back Transactions the proceeds of which have been applied to the retirement of certain indebtedness, Sale and Lease-Back Transactions in which the property involved would have been permitted to be subjected to any liens under any of the foregoing exceptions and Sale and Lease-Back Transactions that are permitted by the first sentence of “Limitations on Sale and Lease-Back Transactions” below), does not exceed the greater of 10% of the Net Tangible Assets or 10% of Capitalization.”

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Website at www.sec.gov. Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS Investment Bank collect at 212-821-3884 or Wachovia Securities at 1-866-289-1262 or through your usual contact at UBS Securities LLC or Wachovia Securities.